EXHIBIT (a)(1)(I)

FOR IMMEDIATE RELEASE
February 28, 2005

Contact:    Eggert Dagbjartsson
            Equity Resource Investments LLC
            44 Brattle Street
            Cambridge, Massachusetts 02138

Telephone:  (617) 876-4800

FOR IMMEDIATE RELEASE

     Mercury Special Situations Fund LP and Equity Resource Dover Fund LP announced today that they have extended their tender offer to purchase all of the 9.75% Series A Convertible Preferred Stock of Wyndham International, Inc. until March 14, 2005. The terms of the offer are otherwise identical to the terms of the original offer made to holders of 9.75% Series A Convertible Preferred Shares on January 28, 2005. Approximately 2,796 shares have been tendered as of the date of the extension.